भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर [redacted]
02042882

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

The Representative,
State Bank of India,
2001, Pennsylvania Avenue,
N.W. Suite 625
Washington D.C. 20006.
U.S.A.

82-4524

SUPPL

RECEIVED
JUL 18 2002
BY:

SEC MAIL PROCESSING
RECEIVED
JUL 23 2002
WASH, D.C. 165 SECTION

CO/S&B/VR/2002/ 2402 July 15, 2002

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
UNAUDITED RESULTS FOR THE QUARTER ENDED 30TH JUNE, 2002
CENTRAL BOARD'S MEETING ON 30.07.2002
NOTICE TO STOCK EXCHANGES : PRESS RELEASE

We enclose a letter addressed to SEC of USA and shall be glad if you arrange to send the same to them along with a self-addressed stamped envelope (with the address of our Department, as appearing on our letter head) to enable them to confirm receipt on the duplicate copy of the letter.

2. We thank you in anticipation of your attention to the matter.

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. : As Above

dw 7/29

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

FILE NO. 32.4524

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

CO/S&B/VR/2002/ 2403 July 15, 2002

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
UNAUDITED RESULTS FOR THE QUARTER ENDED 30TH JUNE, 2002
CENTRAL BOARD'S MEETING ON 30.07.2002
NOTICE TO STOCK EXCHANGES : PRESS RELEASE

We enclose for your information a copy of our letter No.CO/S&B/VR/2002/2385 dated the 15th July, 2002 addressed to Bombay Stock Exchange alongwith a copy of press release.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

CO/S&B/VR/2002/2385

July 15, 2002

Dear Sir,

LISTING AGREEMENT
UNAUDITED RESULTS FOR THE QUARTER ENDED 30TH JUNE, 2002
CENTRAL BOARD'S MEETING ON 30.07.2002
NOTICE TO STOCK EXCHANGES : PRESS RELEASE

In terms of Clause 41 of the Listing Agreement we advise that a meeting of the Bank's Central Board will be held on the 30th July, 2002 to take on record the unaudited working results of the Bank for the quarter ended on 30th June, 2002. In terms of clause 31(c) of the listing agreement, we also enclose for your information, three copies of press release dated 15th July, 2002, being issued in connection with convening of the meeting on 30th July, 2002.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. a.a

True certified

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

भारतीय स्टेट बैंक
STATE BANK OF INDIA

प्रकाशन हेतु
for favour of publication

PRESS RELEASE

STATE BANK OF INDIA
CENTRAL OFFICE, MUMBAI-400 021.

A meeting of the Central Board of the Bank will be held on the 30th July, 2002 to take on record the unaudited working results of the Bank for the quarter ended 30th June, 2002.

Mumbai
15.07.2002

JANKI BALLABH
Chairman

02-456sks.prebmet

भा. स्टे. बैं./S.B.I.
ज.स.वि./P.R.D.
का. के. Corp. Cen.

Dy General Manager
(Public Relations)

जन सम्पर्क विभाग, केन्द्रीय कार्यालय, मदाम कामा रोड, पोस्ट बॉक्स नं. 12, बम्बई 400 021.
Public Relations Department, Central Office, Madame Cama Road, Post Box No. 12, Bombay 400 021.